Exhibit 99.1

SINA Reports Second Quarter 2019 Unaudited Financial Results

BEIJING, China—August 19, 2019—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•          Net revenues decreased 1% year-over-year to $533.1 million. Non-GAAP net revenues decreased 1% year-over-year to $530.4 million, representing an increase of 5% on a constant currency basis [1].

•          Advertising revenues decreased 5% year-over-year to $433.6 million.

•          Non-advertising revenues increased 19% year-over-year to $99.4 million. Non-GAAP non-advertising revenues increased 20% year-over-year to $96.8 million.

•          Net income attributable to SINA was $51.4 million, or $0.73 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $54.0 million, or $0.76 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the second quarter of 2019 had been the same as it was in the second quarter of 2018, or RMB6.40=US$1.00.

Second Quarter 2019 Financial Results

For the second quarter of 2019, SINA reported net revenues of $533.1 million, a decrease of 1% compared to $537.4 million for the same period last year. Non-GAAP net revenues for the second quarter of 2019 were $530.4 million, a decrease of 1% compared to $534.8 million for the same period last year.

Advertising revenues for the second quarter of 2019 were $433.6 million, a decrease of 5% compared to $454.1 million for the same period last year, primarily due to a decline in portal advertising revenues and negative currency translation impact.

Non-advertising revenues for the second quarter of 2019 were $99.4 million, an increase of 19% compared to $83.3 million for the same period last year. Non-GAAP non-advertising revenues for the second quarter of 2019 were $96.8 million, an increase of 20% compared to $80.7 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly attributable to the revenues derived from Weibo’s live streaming business acquired in the fourth quarter of 2018 and increased revenues generated from SINA fin-tech businesses.

Gross margin for the second quarter of 2019 was 77%, compared to 80% for the same period last year. Advertising gross margin for the second quarter of 2019 was 80%, compared to 82% for the same period last year. Non-advertising gross margin for the second quarter of 2019 was 61%, down from 69% for the same period last year, resulted from the relatively lower gross margin of the acquired live streaming business of Weibo.

Operating expenses for the second quarter of 2019 totaled $282.7 million, compared to $294.7 million for the same period last year. Non-GAAP operating expenses for the second quarter of 2019 totaled $256.0 million, compared to $272.1 million for the same period last year. The year-over-year decrease in operating expenses was primarily attributable to a reduction in sales and marketing expenses through cost efficiency achieved in channel marketing campaigns.

Income from operations for the second quarter of 2019 was $126.0 million, compared to $136.2 million for the same period last year. Operating margin was 24%, compared to 25% for the same period last year. Non-GAAP income from operations for the second quarter of 2019 was $152.8 million, compared to $159.1 million for the same period last year. Non-GAAP operating margin was 29%, compared to 30% for the same period last year.

Non-operating income for the second quarter of 2019 was $19.7 million, compared to $1.2 million for the same period last year. Non-operating income for the second quarter of 2019 included (i) a $15.7 million net interest and other income; (ii) a $4.3 million net earning from equity method investments, which is reported one quarter in arrears; and (iii) a $0.3 million net loss on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measures. Non-operating income for the second quarter of 2018 included (i) a $20.1 million net interest and other income; (ii) a $16.4 million net loss on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measures; and (iii) a $2.5 million net loss from equity method investments, which is reported one quarter in arrears.

Income tax expenses for the second quarter of 2019 were $46.7 million, compared to $27.9 million for the same period last year, largely attributable to the deferred tax charges recognized from the fair value changes of investments.

Net income attributable to SINA’s ordinary shareholders for the second quarter of 2019 was $51.4 million, compared to $35.1 million for the same period last year. Diluted net income per share attributable to SINA’s ordinary shareholders for the second quarter of 2019 was $0.73, compared to $0.47 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the second quarter of 2019 was $54.0 million, compared to $66.5 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the second quarter of 2019 was $0.76, compared to $0.89 for the same period last year.

As of June 30, 2019, SINA’s cash, cash equivalents and short-term investments totaled $2.0 billion, compared to $2.3 billion as of December 31, 2018. For the second quarter of 2019, net cash provided by operating activities was $128.6 million, capital expenditures totaled $5.0 million, and depreciation and amortization expenses amounted to $11.6 million.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP advertising revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to SINA’s ordinary shareholders and non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain (loss) on sale of investment, deemed disposal, fair value changes and impairment on investment, adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests, amortization of convertible debt issuance cost, and income tax effects of above non-GAAP to GAAP reconciling items. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 8:10 a.m. — 8:40 a.m. Eastern Time on August 19, 2019 (or 8:10 p.m. — 8:40 p.m. Beijing Time on August 19, 2019) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.sina.com. The conference call can be accessed as follows:

US:	+1 845 675 0437
Hong Kong:	+852 3018 6771
China:	400 620 8038
International:	+65 6713 5090
Passcode for all regions:	8595969

A replay of the conference call will be available through morning Eastern Time August 27, 2019. The dial-in number is +61 2 8199 0299. The passcode for the replay is 8595969.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and fin-tech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including adverse impacts on our financial results from equity pick-up, fair value changes and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2018 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2019	2018	2019	2019	2018
Net revenues:
Advertising	$433,633	$454,091	$388,025	$821,658	$821,172
Non-advertising	99,421	83,269	87,114	186,535	156,940
	533,054	537,360	475,139	1,008,193	978,112
Cost of revenues (1):
Advertising	85,589	80,583	84,379	169,968	163,698
Non-advertising	38,722	25,890	31,144	69,866	51,482
	124,311	106,473	115,523	239,834	215,180
Gross profit	408,743	430,887	359,616	768,359	762,932

Operating expenses:
Sales and marketing (1)	147,721	183,589	145,478	293,199	323,276
Product development (1)	91,981	83,877	94,049	186,030	169,014
General and administrative (1)	43,016	27,242	33,160	76,176	61,174
	282,718	294,708	272,687	555,405	553,464
Income from operations	126,025	136,179	86,929	212,954	209,468

Non-operating income:
Earning (loss) from equity method investments, net	4,316	(2,527)	(16,253)	(11,937)	(4,299)
Gain (loss) on sale of investments, fair value changes and impairment on investments, net	(315)	(16,396)	80,806	80,491	(9,170)
Interest and other income, net	15,744	20,116	13,102	28,846	37,214
	19,745	1,193	77,655	97,400	23,745

Income before income taxes	145,770	137,372	164,584	310,354	233,213
Income tax expenses	(46,720)	(27,858)	(65,235)	(111,955)	(46,608)

Net income	99,050	109,514	99,349	198,399	186,605
Less: Net income attributable to non-controlling interests	47,626	74,462	66,266	113,892	122,859

Net income attributable to SINA’s ordinary shareholders	$51,424	$35,052	$33,083	$84,507	$63,746

Basic net income per share	$0.74	$0.49	$0.48	$1.21	$0.89
Diluted net income per share (2)	$0.73	$0.47	$0.46	$1.20	$0.85

Shares used in computing basic net income per share	69,709	71,210	69,461	69,586	71,324

Shares used in computing diluted net income per share	69,944	73,553	69,759	69,852	73,793

(1) Stock-based compensation in each category:
Cost of revenues	$2,620	$2,890	$2,536	$5,156	$5,431
Sales and marketing	6,031	6,474	5,620	11,651	11,354
Product development	8,415	7,735	9,654	18,069	15,222
General and administrative	11,200	6,915	10,978	22,178	14,323

(2) Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$1,432,065	$1,545,800
Short-term investments	599,048	799,534
Restricted cash	117,065	97,032
Accounts receivable, net	613,796	527,897
Financing receivables, net (1)	216,090	—
Prepaid expenses and other current assets	570,784	362,435
Subtotal	3,548,848	3,332,698

Property and equipment, net	256,837	262,846
Operating lease right-of-use assets, net (2)	32,820	—
Goodwill and intangible assets, net	315,867	319,575
Long-term investments	2,300,967	1,889,843
Other assets	67,708	81,127
Total assets	$6,523,047	$5,886,089

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$180,150	$172,562
Amount due to customers	89,445	97,032
Accrued expenses and other current liabilities	665,302	540,807
Short-term bank loan	70,838	78,229
Deferred revenues	153,609	139,306
Short-term operating lease liabilities (2)	14,675	—
Funding debts (1)	137,056	—
Income taxes payable	96,289	115,725
Subtotal	1,407,364	1,143,661

Convertible debt	886,195	884,123
Long-term funding debts(1)	43,688	—
Long-term deferred revenues	38,435	43,652
Long-term operating lease liabilities(2)	20,026	—
Other long-term liabilities	109,741	51,781
Total liabilities	2,505,449	2,123,217

Shareholders’ equity
SINA shareholders’ equity	2,835,718	2,717,791
Non-controlling interests	1,181,880	1,045,081
Total shareholders’ equity	4,017,598	3,762,872

Total liabilities and shareholders’ equity	$6,523,047	$5,886,089

(1) In 2019, the Company set up few trusts, which were administered by third-party trust company to invest in consumer loans to the individual borrowers recommended by the Company. The trusts are considered as variable interest entities under ASC 810. Accordingly, the financing receivables due from the borrowers and the loan payables to the third party investors of the trust units are recorded on the Company’s consolidated balance sheet as financing receivables and funding debts, respectively.

(2) The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2019	2018	2019	2019	2018

Net revenues
Portal:
Portal Advertising	$62,973	$84,173	$46,896	$109,869	$148,305
Other	43,740	30,631	34,916	78,656	57,405
Subtotal	106,713	114,804	81,812	188,525	205,710

Weibo:
Advertising and marketing	370,660	369,942	341,141	711,801	672,891
Weibo VAS	61,176	56,647	58,036	119,212	103,581
Subtotal	431,836	426,589	399,177	831,013	776,472

Elimination	(5,495)	(4,033)	(5,850)	(11,345)	(4,070)
	$533,054	$537,360	$475,139	$1,008,193	$978,112

Cost of revenues
Portal:
Portal Advertising	$25,011	$28,546	$21,660	$46,671	$57,919
Other	22,823	20,146	16,884	39,707	36,615
Subtotal	47,834	48,692	38,544	86,378	94,534

Weibo	81,972	61,790	82,817	164,789	124,692

Elimination	(5,495)	(4,009)	(5,838)	(11,333)	(4,046)
	$124,311	$106,473	$115,523	$239,834	$215,180

Gross margin
Portal	55%	58%	53%	54%	54%
Weibo	81%	86%	79%	80%	84%
	77%	80%	76%	76%	78%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2019				June 30, 2018				March 31, 2019
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$433,633			$433,633	$454,091			$454,091	$388,025			$388,025
Non-advertising revenues	99,421	(2,609	)(a)	96,812	83,269	(2,609	)(a)	80,660	87,114	(2,609	)(a)	84,505
Net revenues	$533,054	$(2,609)		$530,445	$537,360	$(2,609)		$534,751	$475,139	$(2,609)		$472,530

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		2,620	(b)			2,890	(b)			2,536	(b)
Gross profit	$408,743	$11		$408,754	$430,887	$281		$431,168	$359,616	$(73)		$359,543

		(25,646	)(b)			(21,124	)(b)			(26,252	)(b)
		(1,107	)(c)			(1,523	)(c)			(1,124	)(c)
Operating expenses	$282,718	$(26,753)		$255,965	$294,708	$(22,647)		$272,061	$272,687	$(27,376)		$245,311

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		28,266	(b)			24,014	(b)			28,788	(b)
		1,107	(c)			1,523	(c)			1,124	(c)
Income from operations	$126,025	$26,764		$152,789	$136,179	$22,928		$159,107	$86,929	$27,303		$114,232

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		28,266	(b)			24,014	(b)			28,788	(b)
		1,107	(c)			1,523	(c)			1,124	(c)
		(4,881	)(d)			40	(d)			15,307	(d)
		315	(e)			16,396	(e)			(80,806	)(e)
		(39,281	)(f)			(8,849	)(f)			(7,436	)(f)
		1,037	(g)			1,035	(g)			1,035	(g)
		18,605	(h)			(85	)(h)			40,367	(h)
Net income attributable to SINA’s ordinary shareholders	$51,424	$2,559		$53,983	$35,052	$31,465		$66,517	$33,083	$(4,230)		$28,853

Diluted net income per share *	$0.73			$0.76	$0.47			$0.89	$0.46			$0.40

Shares used in computing diluted net income per share	69,944	—		69,944	73,553	—		73,553	69,759	—		69,759

Gross margin - advertising	80%	1%		81%	82%	1%		83%	78%	1%		79%
Gross margin - non-advertising	61%	-1%		60%	69%	-1%		68%	64%	-1%		63%
Operating margin	24%	5%		29%	25%	5%		30%	18%	6%		24%

	Six months ended
	June 30, 2019				June 30, 2018
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$821,658			$821,658	$821,172			$821,172
Non-advertising revenues	186,535	(5,218	)(a)	181,317	156,940	(5,218	)(a)	151,722
Net revenues	$1,008,193	$(5,218)		$1,002,975	$978,112	$(5,218)		$972,894

		(5,218	)(a)			(5,218	)(a)
		5,156	(b)			5,431	(b)
Gross profit	$768,359	$(62)		$768,297	$762,932	$213		$763,145

		(51,898	)(b)			(40,899	)(b)
		(2,231	)(c)			(3,158	)(c)
Operating expenses	$555,405	$(54,129)		$501,276	$553,464	$(44,057)		$509,407

		(5,218	)(a)			(5,218	)(a)
		57,054	(b)			46,330	(b)
		2,231	(c)			3,158	(c)
Income from operations	$212,954	$54,067		$267,021	$209,468	$44,270		$253,738

		(5,218	)(a)			(5,218	)(a)
		57,054	(b)			46,330	(b)
		2,231	(c)			3,158	(c)
		10,426	(d)			(411	)(d)
		(80,491	)(e)			9,170	(e)
		(46,717	)(f)			(17,032	)(f)
		2,072	(g)			2,070	(g)
		58,972	(h)			(64	)(h)
Net income attributable to SINA’s ordinary shareholders	$84,507	$(1,671)		$82,836	$63,746	$38,003		$101,749

Diluted net income per share *	$1.20			$1.16	$0.85			$1.35
Shares used in computing diluted net income per share	69,852	—		69,852	73,793	—		73,793

Gross margin - advertising	79%	1%		80%	80%	1%		81%
Gross margin - non-advertising	63%	-2%		61%	67%	-1%		66%
Operating margin	21%	6%		27%	21%	5%		26%

(a)         To exclude the recognition of deferred revenue related to the license granted to Leju.

(b)         To exclude stock-based compensation.

(c)          To adjust amortization of intangible assets.

(d)         To exclude non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)          To exclude (gain) loss on sale of investments, (gain) loss on deemed disposal, fair value changes and impairment on investments, net.

(f)           To exclude non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.

(g)         To exclude the amortization of convertible debt issuance cost.

(h)         To exclude the provision (benefit) for income tax related to item (c) and (e). Other non-GAAP to GAAP reconciling items have no income tax effect.**

*                 Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**          The Company considered the tax implication arising from the reconciliation items, and those items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	June 30, 2019			June 30, 2018			March 31, 2019
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$178			$833			$287
To exclude amortization of intangible assets resulting from business acquisitions		1,048			1,115			1,062
To exclude loss on disposal and impairment on investments		90			75			6,713
To exclude (gain) loss resulting from the fair value changes in investments, net		(5,525)			(1,313)			7,915
To exclude tax impacts related to amortization of intangible assets		(244)			(253)			(248)
Earning (loss) from equity method investments, net	$3,888	$(4,453)	$(565)	$(2,944)	$457	$(2,487)	$(16,675)	$15,729	$(946)
Share of amortization of equity investments’ intangibles not on their books	365	(365)	—	351	(351)	—	358	(358)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	63	(63)	—	66	(66)	—	64	(64)	—
	$4,316	$(4,881)	$(565)	$(2,527)	$40	$(2,487)	$(16,253)	$15,307	$(946)

	Six months ended
	June 30, 2019			June 30, 2018
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To exclude stock-based compensation		$465			$1,417
To exclude amortization of intangible assets resulting from business acquisitions		2,110			2,238
To exclude loss on disposal and impairment on investments, net		6,803			1,744
To exclude (gain) loss resulting from the fair value changes in investments, net		2,390			(4,652)
To exclude tax impacts related to amortization of intangible assets		(492)			(431)
Loss from equity method investments, net	$(12,787)	$11,276	$(1,511)	$(5,026)	$316	$(4,710)
Share of amortization of equity investments’ intangibles not on their books	723	(723)	—	575	(575)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	127	(127)	—	152	(152)	—
	$(11,937)	$10,426	$(1,511)	$(4,299)	$(411)	$(4,710)

* Earning (loss) from equity method investments is recorded one quarter in arrears.